Magen Financial LLC

Statement of Financial Condition
Including Report of Independent Registered Public Accounting Firm

As of December 31, 2024

Magen Financial LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
Notes to Financial Statement	3 -6





CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 F 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Magen Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Magen Financial LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Magen Financial LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Magen Financial LLC's management. Our responsibility is to express an opinion on Magen Financial LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Magen Financial LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Magen Financial LLC's auditor since 2024.
New York, New York
April 29, 2025

Magen Financial LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash	$ 2,783,862
Accounts receivable	11,621,072
Employee advances	2,341,704
Property, equipment and software, net	202,466
Prepaid expenses and other assets	34,366
TOTAL ASSETS	$ 16,983,470

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 994,791
Accrued compensation	11,281,674
TOTAL LIABILITIES	12,276,465
MEMBER'S EQUITY	4,707,005
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 16,983,470

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Magen Financial LLC (the "Company") was formed on July 16, 2019, pursuant to the laws of the State of Delaware and approved as a broker-dealer by Financial Industry Regulatory Authority, Inc. on August 10, 2020. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is also a member of the National Futures Association which is regulated by the Commodities Futures Trading Commission ("CFTC"). Magen Financial LLC is a wholly owned subsidiary of Hyber Holdings LLC (the "Parent"). The Company engages in interdealer brokerage in the equity derivative markets, introducing clients to each other in return for a commission.

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Cash and Cash Equivalent

For purposes of reporting cash equivalents, the Company considers highly liquid instruments with a purchased maturity of three months or less as cash equivalents. The Company held no cash equivalents as of December 31, 2024. The Company's cash is held at a financial institution in the United States. Its cash balances may at times exceed Federally insured limits. The Company has not experienced any losses with respect to this concentration.

Accounts Receivable

Accounts receivable is stated at the amount billed to customers, net of an allowance for expected credit losses. ASC Topic 326 Financial Instruments – Credit Losses ("ASC 326") impacts the realization for certain assets by requiring an expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The allowance is based on Management's estimate of the amount of receivables that will actually be collected. The Company has concluded that there de minimis expected credit losses based on the nature and contractual life or expected life of the receivables and immaterial historic and expected losses. Accounts receivable balances at December 31, 2023 and December 31, 2024, were $6,888,495 and $11,621,072, respectively.

Estimates

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial. Actual results could differ from those estimates.

Income taxes

The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal, state, or local income taxes.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, present and disclosed in the Financial Statements. This guidance requires the evaluation of tax positions taken or expected to be taken in in the course of preparing the Company's financial statements to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. After-tax interest and penalties as well as the related unrecognized tax benefits are recognized in income tax expense.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

As of December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for the current and prior years.

On January 1, 2021, the Company adopted ASU 2019-12 (Topic 740) which incorporated ASC 740-10-30-27A to clarify that legal entities that are not subject to tax such as certain partnerships and disregarded single member limited liability companies are not required to include, in their separate financial statement, allocated amounts of consolidated current and deferred taxes. The adoption of the ASU did not have a material impact on the Company's financial statement and related disclosures.

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statement.

Leases

The Company has a month to month lease with respect to operating facilities. The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board Standards Codification FASB ASC 842, Leases. This guidance requires public business entities to recognize a right-of use asset and a lease liability in the statement of financial condition. The Company has elected an exemption to this guidance for its short-term office leases of less than twelve months and recognizes the lease payments on a straight-line basis over their remaining life

NOTE 2 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and Net Capital requirements of the CFTC Regulation 1.17. The Company has elected the alternative standard which requires the maintenance of minimum net capital equal to the greater of 2% of combined aggregate debit items, as defined, or $250,000. In addition, this Rule may limit the amount of equity capital that can be withdrawn by its members. At December 31, 2024, the Company's minimum net capital required under FINRA Rule 15c3-1 was $250,000 and $45,000 under CFTC Regulation 1.17, respectively. As of December 31, 2024, the Company had regulatory net capital of $1,613,926, which was $1,363,926 in excess of its required minimum of $250,000.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances at two banks located in the United States. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company's cash deposits exceeded the insured amounts by approximately $2,475,639 as of December 31, 2024.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances and accounts receivable. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

As of December 31, 2024, accounts receivable from one customer accounted for 8.4 % of total accounts receivable balance and the top 5 customers accounted for 35% of the total accounts receivable balance.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has receivables from employees totaling $2,341,704, included in employee advances on the statement of financial condition.

The balance consists of loans and advances which have maturities from one year to five years with interest rates ranging from .62% to 4.82%. All loans are current as of December 31, 2024.

The Company has a lease for monthly use for office space from an affiliate, Magen Financial Investments, LLC.

There were $12,292,976 in distributions to the Parent in 2024.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The financial statement includes the necessary provisions for losses, if any, that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exists losses which may be reasonably possible and, if material, makes the necessary disclosures. Such amounts, both those that are probable and those that are reasonably possible, are not considered material to the Company's financial condition.

NOTE 7 - PROPERTY AND EQUIPMENT

The Company purchased an aggregate of $16,442 of property and equipment during the year ended December 31, 2024, which are being depreciated over five years on a straight-line basis. The components of property and equipment are:

Property and equipment:

Furniture and fixtures	$	285,496
Office equipment and software		234,655
		520,151
Less accumulated depreciation		(317,685)
	$	202,466

Note 8 – SEGMENT REPORTING, ASC 280

As of January 1, 2024, the Company adopted FASB (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public business entity's reportable segments. ASU 2023-07 requires

Note 8 – SEGMENT REPORTING, ASC 280 (Continued)

incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance there under and has determined that the Company operates as one operating segment.

The Company is engaged in a single line of business as a securities broker-dealer, which is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations consist of a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported in the Statement of Financial Condition as total assets. The segment revenue and significant expenses are the same as those reported in the Company's Statement of Operations.

NOTE 9 - SUBSEQUENT EVENTS

Events subsequent to December 31, 2024, and through April 29, 2025, the date this financial statement was available to be issued, have been evaluated by management. Management has determined there are no material events to report.